EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(dollar amounts in thousands)	2016	2015	2016	2015
Pretax income before adjustment for income from unconsolidated subsidiaries	$70,754	$36,864	$108,981	$50,986
Add:
Fixed charges	9,337	7,885	17,579	15,142
Adjusted pretax income	$80,091	$44,749	$126,560	$66,128
Fixed charges:
Interest expense	$6,958	$6,094	$13,244	$11,792
Estimate of interest within rental expense	2,379	1,791	4,335	3,350
Total fixed charges	$9,337	$7,885	$17,579	$15,142
Ratio of earnings to fixed charges	8.6	5.7	7.2	4.4